SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 4
To
SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

VBI Vaccines, Inc.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001 PER SHARE
(Title of Class of Securities)

91822J103
(CUSIP Number)

Barry Honig
555 South Federal Highway #450
Boca Raton, FL 33432

Copy to:
Harvey Kesner, Esq.
61 Broadway, 32nd Floor
New York, NY 10006
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 9, 2016
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[   ] Rule 13d-1(d)

CUSIP No. 91822J103

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 2,001,327
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,046,276 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 2,001,327
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,046,276 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,047,603 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.32% (Based on 32,696,881 shares of common stock outstanding as of May 9, 2016)
12	TYPE OF REPORTING PERSON* IN

(1)
Represents i) 3,000 shares of common stock held by Marlin Capital Investments, LLC, for which Barry Honig is the Manager and over whose securities he holds voting and dispositive power; ii) 153,925 shares of common stock held by GRQ Consultants, Inc., for which Barry Honig is President and over whose securities he holds voting and dispositive power; iii) 500,000 shares of common stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig, for which Barry Honig is Trustee and over whose securities he holds voting and dispositive power; iv) 284,728 shares of common stock held by GRQ Consultants, Inc. 401K, for which Barry Honig is Trustee and over whose securities he holds voting and dispositive power; and v) 104,622 shares of common stock held by Barry & Renee Honig Charitable Foundation, for which Barry Honig is Trustee and over whose securities he holds voting and dispositive power.

(2)
Represents i) 1,990,315 shares of common stock held by Barry Honig; (ii) 3,000 shares of common stock held by Marlin Capital Investments, LLC, for which Barry Honig is the Manager and over whose securities he holds voting and dispositive power; iii) 153,925 shares of common stock held by GRQ Consultants, Inc., for which Barry Honig is President and over whose securities he holds voting and dispositive power; iv) 500,000 shares of common stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig, for which Barry Honig is Trustee and over whose securities he holds voting and dispositive power; v) 284,728 shares of common stock held by GRQ Consultants, Inc. 401K, for which Barry Honig is Trustee and over whose securities he holds voting and dispositive power; and vi) 104,622 shares of common stock held by Barry & Renee Honig Charitable Foundation, for which Barry Honig is Trustee and over whose securities he holds voting and dispositive power.

CUSIP No. 91822J103

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marlin Capital Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,000 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 3,000 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000 (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.00009% (Based on 32,696,881 shares of common stock outstanding as of May 9, 2016)
12		TYPE OF REPORTING PERSON* OO

(1)	Barry Honig is the Manager of Marlin Capital Investments, LLC. In such capacity he holds voting and dispositive power over the securities held by this entity.

CUSIP No. 91822J103

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 153,925 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 153,925 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 153,925 (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.47% (Based on 32,696,881 shares of common stock outstanding as of May 9, 2016)
12		TYPE OF REPORTING PERSON* CO

(1)	Barry Honig is the Manager of GRQ Consultants, Inc. In such capacity he holds voting and dispositive power over the securities held by this entity.

CUSIP No. 91822J103

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. Roth 401K FBO Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 500,000 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 500,000 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000 (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.53% (Based on 32,696,881 shares of common stock outstanding as of May 9, 2016)
12		TYPE OF REPORTING PERSON* OO

(1)	Barry Honig is the Trustee of GRQ Consultants, Inc. Roth 401K FBO Barry Honig. In such capacity he holds voting and dispositive power over the securities held by this entity.

CUSIP No. 91822J103

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. 401K
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 284,728 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 284,728 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 284,728 (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.87% (Based on 32,696,881 shares of common stock outstanding as of May 9, 2016)
12		TYPE OF REPORTING PERSON* OO

(1)	Barry Honig is the Trustee of GRQ Consultants, Inc. 401K. In such capacity he holds voting and dispositive power over the securities held by this entity.

CUSIP No. 91822J103

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry & Renee Honig Charitable Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 104,622 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 104,622 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,622 (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.32% (Based on 32,696,881 shares of common stock outstanding as of May 9, 2016)
12		TYPE OF REPORTING PERSON* OO

(1)	Barry Honig is the Trustee of the Barry & Renee Honig Charitable Foundation. In such capacity he holds voting and dispositive power over the securities held by this entity.

Item 1(a).           Name of Issuer:

VBI Vaccines, Inc., a Delaware corporation (the “Issuer”)

Item 1(b).           Address of Issuer's Principal Executive Offices:

222 3rd Street, Suite 2241
Cambridge, MA 02142

Item 2(a).           Name of Person Filing.

The statement is filed on behalf of Barry Honig, Marlin Capital Investments, LLC, GRQ Consultants, Inc., GRQ Consultants, Inc. Roth 401K FBO Barry Honig, GRQ Consultants, Inc. 401K, and the Barry & Renee Honig Charitable Foundation (collectively, the “Reporting Persons”).

Item 2(b).           Address of Principal Business Office or, if None, Residence.

555 South Federal Highway #450, Boca Raton, FL 33432

Item 2(c).           Citizenship.

United States/Florida

Item 2(d).           Title of Class of Securities.

Common Stock, par value $0.0001 per share.

Item 2(e).            CUSIP Number.

91822J103

Item 3.                Type of Person

Not applicable.

Item 4.                Ownership.

(a) Amount beneficially owned: 3,047,603 (1)(2)

(b) Percent of class:

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: Barry Honig may be deemed to have sole power to vote or direct the vote of 2,001,327 shares of the Issuer’s common stock (1).

(ii) Shared power to vote or to direct the vote: Barry Honig may be deemed to shared power to vote or direct the vote of 1,033,660 shares of the Issuer’s common stock (2).

(iii) Sole power to dispose or to direct the disposition of: Barry Honig may be deemed to have sole power to vote or direct the vote of 1,990,315 shares of the Issuer’s common stock (1).

(iv) Shared power to dispose or to direct the disposition of: Barry Honig may be deemed to shared power to vote or direct the vote of 1,023,660 shares of the Issuer’s common stock (2).

(1)
Represents i)2,001,327 shares of common stock held by Barry Honig; (ii) 3,000 shares of common stock held by Marlin Capital Investments, LLC, for which Barry Honig is a Manager and over whose securities he holds voting and dispositive power; iii) 153,925 shares of common stock held by GRQ Consultants, Inc., for which Barry Honig is President and over whose securities he holds voting and dispositive power; iv) 500,000 shares of common stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig, for which Barry Honig is Trustee and over whose securities he holds voting and dispositive power; v) 284,728 shares of common stock held by GRQ Consultants, Inc. 401K, for which Barry Honig is Trustee and over whose securities he holds voting and dispositive power; and vi) 104,622 shares of common stock held by Barry & Renee Honig Charitable Foundation, for which Barry Honig is Trustee and over whose securities he holds voting and dispositive power.

(2)
Represents i) 3,000 shares of common stock held by Marlin Capital Investments, LLC, for which Barry Honig is a Manager and over whose securities he holds voting and dispositive power; ii) 153,925 shares of common stock held by GRQ Consultants, Inc., for which Barry Honig is President and over whose securities he holds voting and dispositive power; iii) 500,000 shares of common stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig, for which Barry Honig is Trustee and over whose securities he holds voting and dispositive power; iv) 284,728 shares of common stock held by GRQ Consultants, Inc. 401K, for which Barry Honig is Trustee and over whose securities he holds voting and dispositive power; and v) 104,622 shares of common stock held by Barry & Renee Honig Charitable Foundation, for which Barry Honig is Trustee and over whose securities he holds voting and dispositive power.

Item 5.                Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.                Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.                Identification and Classification of Members of the Group.

Not applicable.

Item 9.                Notice of Dissolution of Group.

Not applicable.

Item 10.              Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May__, 2016	/s/ Barry Honig
Barry Honig

MARLIN CAPITAL INVESTMENTS, LLC

Date: May__, 2016	/s/ Barry Honig
Barry Honig, Manager

GRQ CONSULTANTS, INC.

Date: May__, 2016	/s/ Barry Honig
Barry Honig, President

GRQ CONSULTANTS, INC. ROTH 401K FBO BARRY HONIG

Date: May__, 2016	/s/ Barry Honig
Barry Honig, Trustee

GRQ CONSULTANTS, INC. 40K

Date: May__, 2016	/s/ Barry Honig
Barry Honig, Trustee

BARRY & RENEE HONIG CHARITABLE FOUNDATION

Date: May__, 2016	/s/ Barry Honig
Barry Honig, Trustee